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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. Final)*
                                          ------


                         Celtrix Pharmaceuticals Inc.
               -------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
              --------------------------------------------------
                        (Title of Class of Securities)


                                   151186103
                ----------------------------------------------
                                (CUSIP Number)

                                Paul J. Tauber
                      Coblentz, Patch, Duffy & Bass, LLP
                         222 Kearny Street, 7th Floor
                     San Francisco, California  94108-4510
                                 415-391-4800

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 17, 1999
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wei-Chen Lee ("Lee")
     N.A.
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                        (a) [_]
     N.A.                                                                (b) [_]
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     SEC USE ONLY
3
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     SOURCE OF FUNDS*
4
     PF
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(E)
5
     N.A.                                                                    [_]
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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Taiwan (Republic of China)
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                               SOLE VOTING POWER
                    7
     NUMBER OF            1,005,000 shares.  The 1,005,000 shares include
                          warrants to purchase 800,000 shares of the issuer held by Lee.

     SHARES  -------------------------------------------------------------------

                              SHARED VOTING POWER
     BENEFICIALLY   8
                          0
     OWNED BY
             -------------------------------------------------------------------
     EACH                     SOLE DISPOSITIVE POWER
                    9
     REPORTING            1,005,000 shares.  The 1,005,000 shares include
                          warrants to purchase 800,000 shares of the issuer
                          held by Lee.
     PERSON  -------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
     WITH           10
                          0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     1,005,000 shares
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     N.A.                                                                    [_]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     3.59%
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     TYPE OF REPORTING PERSON*
14
     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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Wei-Chen Lee (the "Reporting Person") hereby amends the single statement on
Schedule 13D, filed with the Securities and Exchange Commission, with respect to certain shares of common stock of Celtrix Pharmaceuticals Inc. ("Issuer") as follows:


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) 1,005,000 shares. The 1,005,000 shares include warrants to purchase 800,000 shares of the Issuer held by the Reporting Person.

     (b)  (i)    Sole power to vote or direct the vote:

                 1,005,000 shares

          (ii)   Shared power to vote or direct the vote:

                 0

          (iii)  Sole power to dispose or direct the disposition of:

                 1,005,000 shares

          (iv)   Shared power to dispose or direct the disposition of:

                 0

     (c) Between August 5, 1999 and December 17, 1999, the Reporting Person sold 503,500 shares of common stock of the Issuer in a series of twenty-one sales. The prices of such sales ranged from $1.39 per share to $2.52 per share. All sales were accomplished in open market transactions conducted through a registered broker-dealer. The details of the trades are set forth below:

               1.   August 15, 1999     16,500   $1.49/share
               2.   August 20, 1999    300,000   $1.49/share
               3.   August 20, 1999    20,500    $1.39/share
               4.   August 24, 1999    50,000    $1.59/share
               5.   August 27, 1999    5,000     $1.58/share
               6.   August 27, 1999    1,000     $1.56/share
               7.   August 31, 1999    14,500    $1.50/share
               8.   September 1, 1999  1,000     $1.50/share
               9.   September 3, 1999  95,000    $1.50/share
               10.  October 25, 1999   25,000    $1.50/share
               11.  November 8, 1999   500       $1.56/share
               12.  November 8, 1999   1,000     $1.56/share
               13.  November 9, 1999   1,000     $1.50/share
               14.  November 9, 1999   7,500     $1.50/share
               15.  November 12, 1999  5,500     $1.59/share
               16.  November 23, 1999  5,000     $1.56/share
               17.  November 24, 1999  50,000    $1.55/share
               18.  November 30, 1999  10,000    $1.75/share
               19.  November 30, 1999  50,000    $1.65/share
               20.  December 3, 1999   50,000    $2.52/share
               21.  December 17, 1999  26,000    $1.99/share

          Between December 7, 1999 and December 17, 1999, the Reporting Person exercised warrants to purchase 610,000 shares of common stock of the Issuer. The exercise of warrants was conducted in a series of eleven transactions. Each exercise was made directly with the Issuer and was made pursuant to the terms of the warrants. The exercise price of each of the warrants was $0.55 per share. The details of the exercise of the warrants are set forth below:

               1.  December 7, 1999    50,000
               2.  December 8, 1999    50,000
               3.  December 9, 1999    5,000
               4.  December 9, 1999    50,000
               5.  December 9, 1999    50,000
               6.  December 9, 1999    50,000
               7.  December 13, 1999   15,000
               8.  December 13, 1999   15,000
               9.  December 14, 1999   150,000
              10.  December 16, 1999   85,000
              11.  December 17, 1999   90,000

     (d)  N.A.

     (e)  December 17, 1999.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.



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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 2000                       /s/Wei-Chen Lee
  -----------------------------------        ------------------------------
                Date                                 Signature



     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100

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